AGRIFY CORPORATION

2468 Industrial Row Drive

Troy, Michigan 48084

October 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Juan Grana and Ms. Jane Park

Re:	Agrify Corporation
Registration Statement on Form S-1
Filed September 27, 2024
File No. 333-282387

Dear Mr. Grana and Ms. Park:

Agrify Corporation, a Nevada corporation (the “Company,” “we,” “us” or “our”) hereby submits the response to the comment letter received by us from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated October 7, 2024, providing such comments on the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the filing of this letter, we have filed an amendment on Form S-1/A to the Registration Statement (the “Amendment”) to reflect the revisions noted in the response below.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1 filed September 27, 2024

General

1.	We note you are attempting to register the Filing Default Shares, Effectiveness Default Shares and Additional Commitment Shares for resale. However, it is not clear from your disclosure or the Registration Rights Agreement at Exhibit 10.26 that such shares have been issued and are outstanding or deemed to be outstanding. Please revise your prospectus to clarify whether all of the securities to be registered for resale are outstanding. If they are not outstanding, or deemed to be outstanding, provide your basis for registering the resale of such securities at this time.

RESPONSE: The Company respectfully notes the Staff’s comment. In response to the comment, the Company has revised the prospectus pursuant to the Amendment to remove the registration of the Filing Default Shares, Effectiveness Default Shares and Additional Commitment Shares for resale and has removed related references throughout the Amendment, including the filing fee table and the opinion filed as Exhibit 5.1 to the Amendment. The Amendment seeks to register 313,333 shares of the Company’s Common Stock, all of which are issuable as Purchase Shares pursuant to the ELOC Purchase Agreement, and discloses the circumstances under which the selling stockholder is obligated to purchase those shares under the section captioned “The Ionic Transaction”.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further questions or comments, we ask that you forward them by electronic mail to our counsel, Robert A. Petitt of Blank Rome LLP, at Robert.Petitt@BlankRome.com or by telephone at (617) 415-1219.

Very truly yours,

/s/ Raymond Nobu Chang
Raymond Nobu Chang
Chief Executive Officer